SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

TWO ROADS SHARED TRUST LETTER OF INVESTMENT INTENT

October 19, 2012

To the Board of Trustees of Two Roads Shared Trust:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Two Roads Shared Trust, in the amount of $100,000.00 for 10,000 shares of the Belvedere Alternative Income Fund at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Gemini Fund Services, LLC

By: /s/ Andrew Rogers

Name: Andrew Rogers

Title: President